BB 4/11

02021862

UNITED STATES
[SECURITIES A]ND EXCHANGE COMMISSION
[W]ashington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51403

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MacMar Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

335 Ridge Point Circle
(No. and Street)

Bridgeville (City) PA (State) 15017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter W. McCleary 412-914-0846
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Buckler, McKenney & Nadzadi PC
(Name – *if individual, state last, first, middle name*)

116 Fox Plan Road (Address) Monroeville (City) PA (State) 15146 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 02 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Peter W. McCleary, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MacMar Investment Corporation, as of Dec. 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notarial Seal
Steven J. Dobis II, Notary Public
South Fayette Twp., Allegheny County
My Commission Expires Nov. 7, 2005
Member, Pennsylvania Association Of Notaries

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MacMar Investment Corporation

FINANCIAL STATEMENTS

December 31, 2001

MacMar Investment Corporation

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

CURRENT ASSETS		
Cash	$ 7,608	
Accounts receivable - commissions	335	
Accounts receivable - other	3,090	
TOTAL CURRENT ASSETS		$ 11,033
FIXED ASSETS		
Office equipment - net of depreciation of $250		1,548
TOTAL ASSETS		$ 12,581

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$ 232	
Taxes payable	-	
		$ 232
STOCKHOLDERS' EQUITY		
Common stock - 10,000 shares issued and outstanding	14,000	
Treasury stock, 447 shares at cost	(2,500)	
Retained earnings (deficit)	849	
		12,349
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 12,581

The accompanying notes are an integral part of these financial statements.

MacMar Investment Corporation

STATEMENT OF INCOME

For the Year Ended December 31, 2001

REVENUES		
Commission income		$ 22,711
EXPENSES		
Commission expense	$ 14,094	
License expense	2,753	
Professional fees	1,525	
Depreciation	250	
Office expense	119	
Travel	80	
Miscellaneous	725	19,546
NET INCOME BEFORE PROVISION FOR INCOME TAXES		3,165
PROVISION FOR INCOME TAXES		-
NET INCOME		$ 3,165

The accompanying notes are an integral part of these financial statements.

MacMar Investment Corporation

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 3,165
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	250
(Increase) decrease in receivable from stockholder	(3,090)
(Increase) decrease in commission receivable	4,433
Increase (decrease) in accounts payable	(3,268)
Increase (decrease) in taxes payable	(1,000)
	490
Cash flows from investing activities:	
Purchase of equipment	(1,798)
Increase (decrease) in cash	(1,308)
Cash, at beginning of the period	8,916
Cash, at end of the period	$ 7,608

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for income taxes	$ 960

The accompanying notes are an integral part of these financial statements.

MacMar Investment Corporation

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year Ended December 31, 2001

	Treasury Stock	Common Stock	Retained Earnings (Deficit)
Balances at January 1, 2001	$ (2,500)	$ 14,000	$ (2,316)
Net income	-	-	3,165
Balances at December 31, 2001	$ (2,500)	$ 14,000	$ 849

The accompanying notes are an integral part of these financial statements.

MacMar Investment Corporation

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

For the Year Ended December 31, 2001

Subordinated liabilities at January 1, 2001	$	-
No changes		
Subordinated liabilities at December 31, 2001	$	-

The accompanying notes are an integral part of these financial statements.

MacMar Investment Corporation

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

MacMar Investment Corporation is a Texas Corporation. The Company registered with the Securities and Exchange Commission to be a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD) and was granted membership on March 15, 1999. The Company operates its business as both a subscription broker-dealer of securities and an agent for insurance policies.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions are recorded on an as earned basis.

Office equipment is carried at cost. Depreciation is provided over the estimated useful lives (5 years) of the assets utilizing a straight line method.

NOTE 2 - RESERVE REQUIREMENTS

The Corporation is not obligated to report under SEC rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Corporation does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

NOTE 3 - MINIMUM CAPITAL

Under SEC Rule 15c3-1, the Corporation is required to maintain net capital of not less than $5,000 in 2001. At December 31, 2001, the Corporation's net capital as defined by SEC Rule 15c3-1 was $4,259 in excess of minimum net capital required. The excess net capital at 1000% was $9,236 at December 31, 2001 and the percent of aggregate indebtedness to net capital was 3% at December 31, 2001.

MacMar Investment Corporation
SUPPLEMENTARY INFORMATION
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2001

MacMar Investment Corporation

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE COMMISSION

As of December 31, 2001

NET CAPITAL	
Total Stockholders' equity	$ 12,349
Deduct stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	12,349
Deduct nonallowable assets - other	3,090
NET CAPITAL	$ 9,259
AGGREGATE INDEBTEDNESS	
Liabilities from statement of financial condition	$ 232
TOTAL AGGREGATE INDEBTEDNESS	$ 232
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Excess net capital	$ 4,259
Excess net capital at 1000%	$ 9,236
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A as of December 31, 2001)	
Net Capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 7,283
Net audit adjustments	1,976
Net capital per above	$ 9,259

BUCKLER, McKENNEY & NADZADI, P.C.
Certified Public Accountants
MONROEVILLE, PENNSYLVANIA

REPORT ON INTERNAL CONTROL

Board of Directors
MacMar Investment Corporation

In planning and performing our audit of the financial statements and supplemental schedules of MacMar Investment Corporation, for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

REPORT ON INTERNAL CONTROL (Continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on the rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Buckler, McKenney & Nadzadi

Buckler, McKenney & Nadzadi, P.C.

March 26, 2002

FORM X-17A-5	**FOCUS REPORT** **(Financial and Operational Combined Uniform Single Report)** **Schedule I** **INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17**

Report for period beginning 01/01/2001 [8005] and ending 12/31/2001 [8006]

SEC File Number: 51403 [8011]

Firm ID: 46367

1. Name of Broker Dealer: MACMAR INVESTMENT CORPORATION [8020]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

Name:	[8053]	Phone:	[8057]
Name:	[8054]	Phone:	[8058]
Name:	[8055]	Phone:	[8059]
Name:	[8056]	Phone:	[8060]

		Yes	No	
3.	Respondent conducts a securities business exclusively with registered broker-dealers:	○	●	[8073]
4.	Respondent is registered as a specialist on a national securities exchange:	○	●	[8074]
5.	Respondent makes markets in the following securities:			
	(a) equity securities	○	●	[8075]
	(b) municipals	○	●	[8076]
	(c) other debt instruments	○	●	[8077]
6.	Respondent is registered solely as a municipal bond dealer:	○	●	[8078]
7.	Respondent is an insurance company or an affiliate of an insurance company:	○	●	[8079]
8.	Respondent carries its own public accounts:	○	●	[8084]

9. Respondent's total number of public customer accounts:

(carrying firms filing X-17A-5 Part II only)

(a)	Public customer accounts	[8080]
(b)	Omnibus accounts	[8081]

10. Respondent clears its public customer and/or proprietary accounts: Yes ○ No ● [8085]

11. Respondent clears its public customer accounts in the following manner:

(a)	Direct Mail (New York Stock Exchange Members Only)	☐	[8086]
(b)	Self Clearing	☐	[8087]
(c)	Omnibus	☐	[8088]
(d)	Introducing	☐	[8089]
(e)	Other	☐	[8090]
(f)	Not Applicable	☑	[8091]

12.

(a) Respondent maintains membership(s) on national securities exchange(s): Yes ○ No ● [8100]

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(1)	American	☐	[8120]
(2)	Boston	☐	[8121]
(3)	CBOE	☐	[8122]
(4)	Midwest	☐	[8123]
(5)	New York	☐	[8124]
(6)	Philadelphia	☐	[8125]
(7)	Pacific Coast	☐	[8126]
(8)	Other	☐	[8129]

13. Employees:

(a)	Number of full-time employees -	0 [8101]
(b)	Number of full-time employees registered representatives employed by respondent included in 13(a)	0 [8102]

14. Number of NASDAQ stocks respondent makes market — 0 [8103]

15. Total number of underwriting syndicates respondent was a member — 0 [8104]

16. Number of respondent's public customer transactions:

Actual ( ) Estimate ( )

(a)	equity securities transactions effected on a national securities exchange	[8107]
(b)	equity securities transactions effected other than on a national securities exchange	[8108]
(c)	commodity, bond, option, and other transactions effected on or off a national securities exchange	[8109]

17. Respondent is a member of the Securities Investor Protection Corporation — Yes ( ) No (•) [8111]

18. Number of branch officies operated by respondent — 0 [8112]

19.

(a)	Respondent directly or indirectly controls, is controlled by, or is under common control with a U.S. bank	Yes ( ) No (•) [8130]
(b)	Name of parent or affiliate	[8131]
(c)	Type of institution	[8132]

20. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank — Yes ( ) No (•) [8113]

21.

(a)	Respondent is a subsidiary of a registered broker-dealer	Yes ( ) No (•) [8114]
(b)	Name of parent	[8116]

22. Respondent is a subsidiary of a parent which is not a registered broker or dealer — Yes ( ) No (•) [8115]

23.	Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations:	Yes ( ) No (•) [8117]

* Required in any Schedule I filed for the calender year 1978 and succeeding years.

24.	Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period	0 [8118]

N.A.S.D. Miscellaneous Information

Annual Municipal Income	0 [8151]

Liberty Group, LLC
Statement of Financial Condition
December 31, 2001

Assets

Cash	$ 37,739
Commissions receivable	5,831
Furniture and office equipment (net of accumulated depreciation of $540)	6,510
	$ 50,080

Liabilities and Members' Equity

Accounts payable and accrued liabilities	$ 8,579
Members' equity	41,501
	$ 50,080

See accompanying notes to financial statements

Liberty Group, LLC
Statement of Operations
For the Period May 1, 2001 though December 31, 2001

Revenues:	
Investment advisory fees	$ 28,798
Commissions	302,347
Other income	422
	331,567
Expenses:	
Commissions	93,210
Rent	52,850
General and administrative	42,179
Employee compensation and benefits	36,615
Taxes, licenses and regulatory	13,413
Professional services	7,360
Insurance	3,483
Depreciation	540
	249,650
Net income	$ 81,917

See accompanying notes to financial statements

Liberty Group, LLC
Statement of Changes in Members' Equity
For the Period May 1, 2001 though December 31, 2001

Balance at May 1, 2001	$ 78,369
Distributions	(118,785)
Net income	81,917
Balance at December 31, 2001	$ 41,501

See accompanying notes to financial statements

Liberty Group, LLC
Statement of Cash Flows
For the Period May 1, 2001 though December 31, 2001

Cash Flows from Operating Activities:	
Net income	$ 81,917
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	540
Increase in commissions receivable	(5,831)
Increase in accounts payable and accrued liabilities	8,579
Total adjustments	3,288
Net Cash Provided by Operating Activities	85,205
Cash Flows from Investing Activities:	
Purchase of furniture and office equipment	(5,351)
Net Cash Used in Investing Activities	(5,351)
Cash Flows from Financing Activities:	
Capital distributions	(118,785)
Net Cash Used in Investing Activities	(118,785)
Net Decrease in Cash	(38,931)
Cash, beginning of period	76,670
Cash, end of period	$ 37,739

See accompanying notes to financial statements

Liberty Group, LLC
Notes to Financial Statements
December 31, 2001

1. Summary of Significant Accounting Policies

Business

Liberty Group, LLC (the Company), is a California limited liability company formed on March 11, 1999. The Company is registered with the Securities and Exchange Commission as a fully disclosed broker/dealer and became a member of the National Association of Securities Dealers on May 1, 2001.

As a limited liability company, each member's liability is limited to amounts reflected in their respective member's account.

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company also maintains cash in a money market account which is not federally insured. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on cash.

Furniture and Office Equipment

Furniture and office equipment are recorded at cost. Depreciation is computed under the straight-line method using estimated useful lives of 5 to 7 years.

Revenue Recognition

Commission revenue and related expenses arising from security transactions are recorded on a trade date basis. Investment advisory fees are recorded quarterly at the beginning of the quarter.

Income Taxes

No provision for federal or California income taxes has been made since the Company's income is allocated to individual members for inclusion in their respective income tax returns. California imposes LLC fees on gross receipts and the Company has made a provision of $900 for the same, which is included in taxes, licenses and regulatory in the statement of operations.

1. Summary of Significant Accounting Policies (continued)

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Related Party Transactions

The Company rents its office space on a month-to-month basis from the managing member. The rental expense totaled $52,850 and is presented as rent in the statement of operations.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $34,746, which was $29,746 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.2469 to 1.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER: Liberty Group, LLC as of December 31, 2001

1. Total ownership equity from Statement of Financial Condition			$ 41,501	3480
2. Deduct ownership equity not allowable for Net Capital			(-)	3490
3. Total ownership equity qualified for Net Capital			41,501	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-	3520
B. Other (deductions) or allowable credits (List)			-	3525
5. Total capital and allowable subordinated liabilities			$ 41,501	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 6,510	3540		
B. Secured demand note delinquency	$	3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges	$	3600		
D. Other deductions and/or charges	$	3610	6,510	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 34,991	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings	$	3670		
C. Trading and investment securities:				
1. Exempted Securities	$	3735		
2. Debt securities	$	3733		
3. Options	$	3730		
4. Other securities	$	3734		
D. Undue Concentration	$	3650		
E. Other (List)...Money Market Funds	$ 245	3736	(245)	3740
10. Net Capital			$ 34,746	3750

OMIT PENNIES

6a: Non-allowable assets

Furniture and office equipment	$6,510

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER: Liberty Group, LLC as of December 31, 2001

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)			$	572	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$	5,000	3760
14. Excess net capital (line 10 less 13)			$	29,746	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$	33,888	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	8,579	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$	-	3830
19. Total Aggregate indebtedness			$	8,579	3840
20. Percentage of aggregate indebtedness to net capital (line 19/line 10)				24.69%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				-	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits	$		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess capital (line 10 or 24)	$		3910
26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
  1. Minimum dollar net capital requirement, or
  2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SCHEDULE II

Liberty Group, LLC
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2001

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

SCHEDULE III

Liberty Group, LLC
Information Relating to the Possession or
Control Requirements Under 15c3-3
December 31, 2001

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession and control provision of Rule 15c3-3.

SCHEDULE IV

Liberty Group, LLC
Reconciliations Pursuant To Rules 15c3-1 and 15c3-3
December 31, 2001

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between the computation per Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$ 36,979	$ 6,346	17.16%
Computation per Schedule I	34,746	8,579	24.69%
Differences	$ 2,233	$ 2,233	

Differences arose due to audit adjustment for accrued expenses.

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

To the Members of
Liberty Group, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Liberty Group, LLC, for the period May 1, 2001 to December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms

100 Spear Street, Tenth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail:hlw@hlwcpa.com www.hlwcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

San Francisco, California
March 8, 2002

Harb, Levy + Weiland LLP